Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS SECOND QUARTER 2011 FINANCIAL RESULTS

Toronto, Ontario – August 11, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, announced today its interim financial results for the second quarter ended June 30, 2011.  All figures are reported in Canadian dollars.

Northcore reported consolidated revenues of $187,000 for the second quarter, representing an increase of 51 percent over the $124,000 reported in the same quarter of 2010.  Northcore also reported year-to-date consolidated revenues of $370,000, an increase of 35 percent over the $274,000 reported for the same period of 2010.  The growth in revenues was attributed primarily to higher social commerce services revenues in connection with development of a group purchase platform.

Northcore derives its revenues from application hosting activities provided to customers, the sale of software licenses, and the delivery of technology services, such as application development and software customization.

Northcore reported an Operational EBITDA loss for the second quarter of $409,000, an improvement of 10 percent from the Operational EBITDA loss of $452,000 reported for the second quarter of 2010.  Northcore reported year-to-date Operational EBITDA loss of $848,000, an improvement of nine percent from the operational EBITDA loss of $932,000 reported for the same period of 2010.  An increase in revenues contributed to the reduction in Operational EBITDA loss during the period.

Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation, non-cash and non-recurring items.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

For the quarter and six months ended June 30, 2011, Northcore reported a net loss per share of $0.009 and $0.013 respectively, basic and diluted. This compares to a loss per share of $0.004 and $0.008 respectively, basic and diluted, in the same period of 2010.   The increase in loss was attributed primarily to non-cash, non-recurring stock-based compensation and professional fees incurred in connection with the recruitment of new Board members and senior management.

As at June 30, 2011, Northcore held cash of $1,124,000, and accounts receivable of $206,000.

Northcore Reports Q2 2011 Results

Operating Highlights

We accomplished the following activities in the period:

•	Retained a new CEO, Chairman and two board of directors members to assist in corporate realignment and growth;
•	Entered the testing phase with an initial Social Commerce product offering;
•
Launched a strategic initiative with Pellegrino and Associates to position Northcore to take advantage of high growth domains with its proprietary Working Capital Engine and Dutch Auction IP portfolio;

•	Deployed a social commerce micro site for DiscountThis.com;
•	Implemented an “Intelligent Agent” data extraction and analysis platform for a major strategic partner; and
•	Secured $1,594,000 proceeds through the exercise of warrants by current holders.

Subsequent to the quarter ended June 30, 2011, we realized proceeds of $320,000 in connection with warrants exercised by current holders.

Outlook

“These are very exciting times for Northcore.  We are entering into a new phase of growth with product offerings that address high value strategic areas such as social commerce,” said Amit Monga, CEO of Northcore Technologies.  “In addition, we have a renewed focus on selling our asset management platform in new markets and verticals through partnerships. We are also aggressively working to monetize our intellectual property portfolio by targeting high affinity domains. We believe that our efforts will serve to deliver maximum value for Northcore shareholders.”

Northcore will hold a conference call at 10:00 a.m. (Eastern Time) on Friday August 12 to discuss its financial results and review operational activities.  Investors and followers of the Company can listen to a live broadcast of the call from the investor relations section of the Company’s website, http://www.northcore.com/events.html.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment. Additionally, Northcore has launched a Social Commerce Group to deliver holistic enterprise technology solutions that help businesses leverage social media to accelerate buying and selling.

Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

Additional information about Northcore can be obtained at www.northcore.com.

Northcore Reports Q2 2011 Results

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com

(financial results follow)

Northcore Reports Q2 2011 Results

Northcore Technologies Inc.
Consolidated Statements of Financial Position
(expressed in thousands of Canadian dollars)
(IFRS, Unaudited)

	June 30,	June 30,	December 31,
	2011	2011	2010
		(in US$)

		translated
		into US$ at
		Cdn$ 0.9642
		for convenience

Cash	$1,124	$1,166	$51
Other current assets	244	253	187
Other assets	27	28	46
Total assets	$1,395	$1,447	$284

Accounts payable and accrued liabilities	$574	$592	$619
Deferred revenue	110	114	2
Current portion of long term debts	520	540	1,032
Non-current portion of long term debts	133	138	204
Total shareholders' equity	61	63	(1,573)
Total liabilities and shareholders' equity	$1,395	$1,447	$284

Northcore Reports Q2 2011 Results

Northcore Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss
(expressed in thousands of dollars, except per share amounts)
(IFRS, Unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2011	2011	2010	2011	2011	2010
	($C)	($US)	($C)	($C)	($US)	($C)

		translated			translated
		into US$ at			into US$ at
		Cdn$ 0.9642			Cdn$ 0.9642
	for convenience			for convenience

Revenues	$ 187	$ 194	$ 124	$ 370	$ 384	$ 274

Operating expenses:
General and administrative	585	607	351	957	993	738
Customer service and technology	181	188	184	362	375	376
Sales and marketing	65	67	41	134	139	92
Employee stock options	1,170	1,213	104	1,253	1,300	297
Depreciation	6	6	5	12	12	11
Total operating expenses	2,007	2,081	685	2,718	2,819	1,514

Loss before the undernoted	(1,820)	(1,887)	(561)	(2,348)	(2,435)	(1,240)

Interest expense:
Cash interest expense on notes payable and secured subordinated notes	28	29	32	73	76	61
Accretion of secured subordinated notes	33	34	28	69	72	54
Total interest expense	61	63	60	142	147	115

Other income:
Income from investments	1	1	7	36	37	28
Loss and comprehensive loss for the period	$ (1,880)	$ (1,949)	$ (614)	$ (2,454)	$ (2,545)	$ (1,327)

Loss per share, basic and diluted	$ (0.009)	$ (0.009)	$ (0.004)	$ (0.013)	$ (0.014)	$ (0.008)

Weighted average number of shares outstanding, basic and diluted (000's)	188,796	188,796	162,005	183,341	183,341	161,523